FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         October, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4th day of October, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN EXTENDS FUNDING UNDER BRIDGE LOAN

VANCOUVER, B.C., October 4, 2004 — Clearly Canadian Beverage Corporation (TSX:CLV; OTCBB:CCBC) reports that it has elected to extend its loan facility with Quest Capital Corp.

As referred to in Clearly Canadian’s previous news releases, the Company acquired bridge loan funding in the amount of Cdn$1,350,000 from Quest Capital Corp. The bridge loan was for an initial term of 6 months (maturing October 4, 2004) with the Company having the right to extend the loan for a further 6 months. During the initial 6 months of the loan, the Company paid down the loan by Cdn $685,253, thus leaving the current principal balance of Cdn$664,747 which, as a result of the extension, will now be due on April 4, 2005. As consideration for the extension of the loan, Clearly Canadian has issued 370,000 shares to Quest Capital Corp. Of these, 202,500 shares are held in escrow and will be returned to the Company for cancellation if the bridge loan has been repaid in full on or before November 18, 2004.

Concurrently with the extension of the Quest loan, a separate loan provided to the Company by certain directors and officers for Cdn$500,000 has also been extended for a further 6 months (maturing April 4, 2005). In connection with such extension, the Company will issue an aggregate of 165,000 shares to the directors and officers who provided such loan facility.

At this time, the Company is also pursuing additional private financing to support the Company’s operations and to allow for more aggressive marketing and selling efforts for its beverage products, and thereafter, the Company may also still proceed with a public offering of its securities.

About Clearly Canadian
Based in Vancouver, British Columbia, Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® oxygen-enhanced water beverage and Tre Limone® sparkling lemon drink which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but no limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Valerie Samson, Manager, Communications
E-mail: vsamson@clearly.ca
Clive Shallow, Manager, Shareholder Relations
E-mail: cshallow@clearly.ca
Telephone: 800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.